Exhibit 2.4

SALE AND PURCHASE AGREEMENT

by and among:

Variation Biotechnologies, Inc.,

a corporation organized under the laws of Canada;

Epixis Sa,

a société anonyme organized under the laws of France;

and

The Persons Listed On Schedule I

Dated as of 18 July, 2011

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In accordance with paragraph (b)(2) of Item 601 of Regulation S-K, the following schedules and exhibits have not been filed with this Purchase and Sale Agreement. If requested by the Securities and Exchange Commission, the Company will furnish supplementally a copy of any omitted schedule or exhibit.

SCHEDULES AND EXHIBITS

Schedule I	List of Sellers and Shares
Schedule II	List of Due Diligence provided by Company
Schedule 3.2(l)	Resignation of Officers
Schedule 3.2(m)	List of Rights Relating to Diagnostic Products and Services to be Transferred to Charlotte Dalba
Schedule 4.2(a)(ii)(1)	The Company’s statuts (by-laws)
Schedule 4.2(a)(ii)(2)	K-bis excerpt
Schedule 4.2(d)(i)	The Financial Statements
Schedule 4.2(d)(ii)	Unaudited Financial Statements
Schedule 4.2(d)(v)	Liabilities
Schedule 4.2(e)	Trade Payables and Accrued Expenses
Schedule 4.2(h)(ii)	Leases
Schedule 4.2(i)	Intellectual Property
Schedule 4.2(i)(vi)	Intellectual Property
Schedule 4.2(j)(i)	Material Contracts
Schedule 4.2(j)(iv)	Company Contracts
Schedule 4.2(k)	Personnel
Schedule 4.2(l)	Insurance
Schedule 4.2(o)	Absence of Changes
Schedule 4.2(p)	Lists of the persons who have received powers
Schedule 4.2(q)	Banking Facilities
Schedule 4.2(v)	Relations with Sellers

Exhibit A-1	Form of Sellers’ Release Agreement
Exhibit A-2	Form of Release Agreement for Charlotte Dalba
Exhibit B	UPMC License Agreement
Exhibit C	Form of Consulting Agreement for David Klatzmann
Exhibit D	Form of Consulting Agreement for Anne-Catherine Fluckiger
Exhibit E	Form of Lease Amendment

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SALE AND PURCHASE AGREEMENT

THIS SALE AND PURCHASE AGREEMENT is made and entered into as of 18 July, 2011, by and among Variation Biotechnologies, Inc., a corporation organized under the laws of Canada with principal offices located at 200 rue Montcalm, Suite 400, Gatineau, Québec, J8Y 3B5 (the “Purchaser”), Epixis SA, a société anonyme organized under the laws of France with its registered office located at 16-18 rue de la Glacière, 75013 Paris, France (the “Company”), and the parties listed on Schedule I (the “Sellers” and each a “Seller”), who hold shares of capital stock of the Company.

RECITALS

WHEREAS, the Company is a société anonyme with a capital of EUR 50,860.00 whose registered office is at 16-18 rue de la Glacière, 75013 Paris, France and which is registered on the Paris Commercial and Companies Register under number 449 397 793;

WHEREAS, since a Board’s meeting held on July 1, 2011, the capital of the Company is EUR 50,860.00 divided into 50,860 shares of EUR 1.00 each (the “Shares”). The Sellers together hold all the Shares in the proportions set out in Schedule I hereto.

WHEREAS, the Company’s principal business is a biotechnology company that develops a platform technology for a new generation of Virus-Like Particle vaccines, called “eVLP” (the “Business”).

WHEREAS, the Company has been unable to raise sufficient capital to continue its operations, and therefore wishes to ensure the continued development of its technology for the benefit of its shareholders and its own benefit.

WHEREAS, the Sellers wish to sell and the Purchaser wishes to purchase all, but not less than all, of the Shares.

NOW, THEREFORE, in consideration of the respective covenants, agreements and representations and warranties set forth herein, the parties to this Agreement, intending to be legally bound, agree as follows:

1. SALE AND PURCHASE

1.1 Sale and purchase of the Shares. The Sellers hereby sell and the Purchaser hereby purchases all, but not less than all, of the Shares in accordance with the terms and conditions of this Agreement together with all rights now or hereafter attaching thereto.

1.2 Several but not joint obligation of each Seller. Each obligation of the Sellers under this Agreement is several but not joint unless expressly stated as such. With respect to the sale of each Seller’s Shares, each Seller only undertakes to sell the Shares owned by him. It shall be a condition to the sale and purchase of any Shares hereunder from each Seller that (i) all Shares from all Sellers shall be sold and purchased and (ii) all outstanding BSA Warrants and BSPCE Warrants have been exercised in full and no options, warrants or other rights to acquire capital stock of the Company are outstanding.

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2. PRICE

The purchase price (the “Price”) for all of the Shares, shall be FOUR HUNDRED THOUSAND TWO HUNDRED SIXTY-EIGHT EUROS AND TWENTY CENT (EUR 400,268.20) (the “Closing Payment Amount”) plus the Contingent Payments set forth in Section 2.2. Such Price shall be reduced by invoices from Sellers counsel (HBC Avocats) related to this Sale and Purchase Agreement in the amount of 40 855, 36 € as at 13 July 2011. Additional invoices directly related to the representation of the Sellers in relation to this Sale and Purchase Agreement should be directed to the Sellers who will solely be responsible for said payment. Such Price shall be paid by the Purchaser to the Sellers in the following manner:

2.1 Initial. On the Closing Date as defined in Article 3.1 below, the Purchaser shall pay the Closing Payment Amount to the Indemnitors’ Agent on a custody account established at the CARPA held by the Paris Bar and instruct the Indemnitors’ Agent to have a proportionate share of the Closing Payment Amount paid to each Seller on its behalf by certified check or wire transfer in proportion to his respective holding of Shares in the amounts and in the manner set forth in Schedule I, and each Seller (or the Indemnitors’ Agent on behalf of each Seller) shall give to the Purchaser a receipt for that part of the Closing Payment Amount received by the Seller.

2.2 Contingent Payments. In addition to the Closing Payment Amount, Purchaser shall pay to the Indemnitors’ Agent on a custody account established at the CARPA held by the Paris Bar and have paid to each Seller by the Indemnitors’ Agent on its behalf an additional Price for the Shares in proportion to his respective holding of Shares in the amounts and in the manner set forth in Schedule I upon the achievement of the milestones set forth in clauses (a) through (d) below (each a “Contingent Payment” and collectively the “Contingent Payments”):

(a) Successful Technology Transfer to a Contract Manufacturing Organization. Upon the completion of a Successful Technology Transfer, as more specifically described below in this Article 2.2(a), by Purchaser or any of its Affiliates or Sublicensees, as defined in Section 2.5, to a contract manufacturing organization (“CMO”) and to Purchaser, the Purchaser shall pay to the Sellers an aggregate cash amount of One Hundred One Thousand Seven Hundred Twenty Euros (EUR 101,720).

For the purposes hereof, “Successful Technology Transfer” shall be defined as:

(i) Production of a stable cell line, expressing candidate CMV VLPs at an FDA/EMA qualified GMP manufacturer, the product of which is a “1st GMP Batch”, and

(ii) In-vitro characterization of 1st GMP Batch demonstrating reproducibility of Epixis in-house lab production batch(es), and

(iii) Neutralizing antibody titres after a single immunization in mice that are comparable to those obtained with Epixis’ in-house lab production batch(es), and

(iv) Concurrent with 1st GMP Batch production, sufficient on-site training to allow Purchaser to independently reproduce Epixis in-house lab production batch(es) as determined by in-vitro analysis.

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In any case, the Successful Technology Transfer shall be deemed to have occurred, and the Purchaser shall make the corresponding payment to the Sellers, on the date Purchaser or an Affiliate or Sublicensee commences a GLP toxicity study using a GMP batch of a candidate Product.

For the purposes hereof:

“Product” shall mean any pharmaceutical product or candidate pharmaceutical product that contains or can express an eVLP.

“eVLP” or “enveloped Virus Like Particle” shall mean any retroviral particle or retroviral-like particle that corresponds to one of the particles described in the claims of any of the Acquired Patents (either as the particle contained in the claimed compound or as the particle used in the claimed method

“Acquired Patents” shall mean the patents and patent applications listed in Schedule 4.2(i), together with all international counterparts, substitutions, divisions, continuations, continuations-in-part, re-issues, reexaminations, supplemental protection certificates and extensions thereof, all patent applications and patents claiming a priority right to any such listed patent or application, and the like, but excluding any claims contained in a continuation or continuation-in-part to the extent that they are: (A) either (i) based upon data that is owned by the Purchaser or developed by the Purchaser following the Closing Date, or (ii) new claims directed to new subject matter that are filed by Purchaser following the Closing Date; and (B) that they do not rely on the priority date of the patents and patent applications listed in Schedule 4.2(i).

(b) U.S. Approval or EU Approval. Upon the earlier to occur of (i) first approval by the United States Food and Drug Administration (“FDA”) of an NDA, as defined below, permitting the Purchaser or any of its Affiliates or Sublicensees (as defined below), to market and sell a Product candidate in the U.S., or (ii) first approval by the European Medicines Agency (“EMA”) of an MAA, as defined below, permitting the Purchaser or any of its Affiliates or Sublicensees to market and sell a Product candidate in one or more countries in the EU, the Purchaser shall pay to the Sellers an aggregate cash amount of One Million Euros (EUR1,000,000), or, if there are no longer any issued and valid claims of the Acquired Patents in effect at the date such event occurs, Five Hundred Thousand Euros (EUR500,000).

For purposes of this Section, “NDA” shall mean a New Drug Application, Biologics License Application or equivalent submission filed with the FDA seeking approval to market and sell a Product candidate in the United States, and “MAA” means a Marketing Authorization Application or equivalent submission filed with the EMA to market and sell a Product candidate in the EU.

(c) Cumulative Product Net Sales by Purchaser and its Affiliates. Subject to Section 2.2(e) below, if a Product is commercialized by Purchaser and/or its Affiliates (including through distributors), but not by any Sublicensee(s), Purchaser shall make the following payments to the Sellers:

(i) On the date that Cumulative Net Sales, as defined in Article 2.5, made by the Purchaser and/or any of its Affiliates of all Products equal or exceed Twenty Five Million Euros (EUR 25,000,000) in the aggregate, Purchaser shall pay to the Sellers an aggregate cash amount of One Million Five Hundred Thousand Euros (EUR1,500,000), or, if there are no longer any issued and valid claims of the Acquired Patents in effect at the date such event occurs, Seven Hundred and Fifty Thousand Euros (EUR750,000); and

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(ii) On the Date that Cumulative Net Sales made by the Purchaser and/or any of its Affiliates of all Products equal or exceed Fifty Million Euros (EUR 50,000,000) in the aggregate, the Purchaser shall pay to the Sellers an aggregate cash amount of Two Million Euros (EUR 2,000,000), or, if there are no longer any issued and valid claims of the Acquired Patents in effect at the date such event occurs, One Million Euros (EUR1,000,000).

(d) Cumulative Product Net Sales in case of Sublicense. Subject to Section 2.2(e) below, if any Product is commercialized by at least one Sublicensee, Purchaser shall make the following payments to the Sellers:

(i) On the date that Cumulative Net Sales by the Purchaser and/or any of its Affiliates and/or any Sublicensees of all Products equal or exceed Twenty Five Million Euros (EUR 25,000,000) in the aggregate, Purchaser shall pay to the Sellers an aggregate cash amount of Seven Hundred and Fifty Thousand Euros (EUR750,000), or, if there are no longer any issued and valid claims of the Acquired Patents in effect at the date such event occurs, Three Hundred and Seventy-Five Thousand Euros (EUR375,000); and

(ii) On the date that Cumulative Net Sales made by the Purchaser and/or any of its Affiliates and/or any Sublicensees of all Products equal or exceed Fifty Million Euros (EUR 50,000,000) in the aggregate, Purchaser shall pay to the Sellers an aggregate cash amount of Seven Hundred and Fifty Thousand Euros (EUR750,000) , or, if there are no longer any issued and valid claims of the Acquired Patents in effect at the date such event occurs, Three Hundred and Seventy-Five Thousand Euros (EUR375,000); and

(iii) On the date that Cumulative Net Sales made by the Purchaser and/or any of its Affiliates and/or any Sublicensees of all Products equal or exceed Seventy-Five Million Euros (EUR 75,000,000) in the aggregate, Purchaser shall pay to the Sellers an aggregate cash amount of One Million Euros (EUR1,000,000), or, if there are no longer any issued and valid claims of the Acquired Patents in effect at the date such event occurs, Five Hundred Thousand Euros (EUR500,000); and

(iv) On the date that Cumulative Net Sales made by the Purchaser and/or any of its Affiliates and/or any Sublicensees of all Products equal or exceed One Hundred Million Euros (EUR 100,000,000) in the aggregate, Purchaser shall pay to the Sellers an aggregate cash amount of One Million Euros (EUR1,000,000), or, if there are no longer any issued and valid claims of the Acquired Patents in effect at the date such event occurs, Five Hundred Thousand Euros (EUR500,000).

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e) For avoidance of doubt, Contingent Payments attributable to Cumulative Product Net Sales will be paid to Sellers under either Section 2.2(c) or Section 2.2(d) depending on whether any Sublicensee(s) are selling Product(s) when the first milestone (Cumulative Product Net Sales of € 25M) is achieved. If a Sublicensee is selling Product(s) on such date, payments will be made to Sellers under Section 2.2(d) and not Section 2.2(c), and vice-versa.

Notwithstanding the above, Purchaser shall be obligated to pay to Sellers the total amount of the balance still owing on the total €3.5M amount payable in respect of the Contingent Payments attributable to Cumulative Product Net Sales when the final milestone under either Section 2.2(c)(ii) (that is, Cumulative Net Sales of € 50M by Purchaser and its Affiliates) or Section 2.2(d)(iv) (that is, Cumulative Net Sales of € 100M by Purchaser and its Affiliates and Sublicensees) is achieved. For the purposes of this calculation, all amounts previously paid to Sellers shall be deemed to have been equal to the full amount due in respect of the relevant milestones even if they had been reduced by fifty percent (50%) because there were no longer any issued and valid claims under the Acquired Patents on the date they became payable; and the final payment due shall be reduced by 50% if there are no longer any issued and valid claims under the Acquired Patents on the date the final milestone is achieved.

The following examples are provided for illustration purposes only:

Example 1. If there are no Sublicensees selling Product on the date the milestone described under Section 2(c)(i) is achieved, and there are still Acquired Patent issued and valid claims on such date, Purchaser shall pay €1.5M to Sellers on such date. If Sublicensees thereafter start selling Product(s), the payments payable in respect of the milestones defined in Sections 2(d)(ii) and 2(d)(iii) will not be due by Purchaser even if these are achieved (because the entitlement to Contingent Payments will continue to be determined under Section 2.2(c)). However, if the milestone defined in Section 2(d)(iv) is achieved before the milestone defined in Section 2(c)(ii), and if on such date there are no longer any Acquired Patent issued and valid claims, on the date the milestone defined in Section 2(d)(iv) is attained, Purchaser shall pay to Sellers an amount equal to: 50% x (€3.5M - €1.5M) = €1.0M. No further amounts shall thereafter be payable by Purchaser under Sections 2.2(c) or 2.2(d).

Example 2. If there is at least one Sublicensee selling Product on the date the milestone described under Section 2(d)(i) is achieved, and there are still Acquired Patent issued and valid claims on such date, Purchaser shall pay €750K to Sellers on such date. Purchaser will not thereafter pay any amount in respect of the milestone defined in Section 2.2(c)(i) even if it is achieved (because the entitlement to Contingent Payments will continue to be determined under Section 2.2(d)). If the milestone defined in Section 2.2(d)(ii) is thereafter achieved, and if on such date there are no longer any Acquired Patent issued and valid claims on that date, Purchaser will pay €375K to Sellers on such date. If the milestone defined in Section 2.2(c)(ii) is thereafter achieved before the milestone defined in Section 2.2(d)(iii), Purchaser will pay to Sellers on such date an amount equal to: 50% x (€3.5M - €750K - €750K) = €1M. No further amounts shall thereafter be payable by Purchaser under Sections 2.2(c) or 2.2(d).

2.3 Payment of Contingent Payments. The Purchaser shall pay to the Indemnitors’ Agent on a custody account established at the CARPA held by the Paris Bar and have paid by the Indemnitors’ Agent to the Sellers on its behalf their Contingent Payment Percentage (as set forth in Schedule I) of each Contingent Payment, less (i) any withholding tax requirements (provided that Purchaser shall provide proof of any such payment of withholding taxes to Sellers and provide reasonable assistance to Sellers to obtain a credit or reimbursement of such payment if possible) and (ii) any amount that the Purchaser shall be entitled to retain and set off pursuant to Section 5, within thirty (30) business days following the achievement of such milestone; provided, that in the case of any payment due under Section 2.2(c) or Section 2.2(d), such payment shall be due and paid contemporaneously with the Cumulative Net Sales report required to be delivered pursuant to Section 2.5 in which the described event is included. The Purchaser shall notify the Sellers within thirty (30) business days of the business day on which a Contingent Payment becomes due under Section 2.2(a) and Section 2.2(b), including notification of any amount that the Purchaser shall be entitled to retain and set off pursuant to Section 5. All payments due under Section 2.2 shall be paid to the Sellers in accordance with the Contingent Payment Percentage allocations, and in the manner, set forth on Schedule I. All payments to the Sellers under Section 2.2 are one-time payments, and once a payment is triggered under a subsection of Section 2.2, no further or other payment shall be triggered or paid under such subsection, regardless of the number of times the described event occurs.

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2.4 Contingent Payments Not Transferable. The right of any Seller to receive any Contingent Payment: (i) does not give the Seller dividend rights, voting rights, liquidation rights, preemptive rights or other rights of holders of capital stock of the Company; (ii) shall not be evidenced by a certificate or other instrument; (iii) shall not be assignable or otherwise transferable by such Seller, except by will, upon death or by operation of law or, if such Seller is a partnership or limited liability company, to one or more partners or members of such Seller or to one or more Affiliates of such Seller, partners or members; (iv) shall not accrue or pay interest on any portion thereof; and (v) does not represent any right other than the right to receive the consideration set forth in Section 2.2. Any attempted transfer of the right to any Contingent Payment by any holder thereof (other than as specifically permitted by the immediately preceding sentence) shall be null and void.

2.5 Cumulative Net Sales Reports. Within thirty (30) business days after the end of each calendar quarter commencing with the launch of the first Product and until the date on which the Purchaser has made all the payments contemplated under Section 2.2(c) or 2.2(d), as the case may be, the Purchaser shall deliver to the Sellers a report setting out the Net Sales made by the Purchaser and its Affiliates and Sublicensees in the relevant calendar quarter and the Cumulative Net Sales made by the Purchaser and its Affiliates and Sublicensees since the launch of the first Product, including:

(a) units of Products sold, during the relevant calendar quarter;

(b) gross sales of Products sold in the relevant calendar quarter;

(c) Net Sales of Products sold, in the relevant calendar quarter;

(d) the total amount of all relevant deductions taken in the calculation of Net Sales from gross sales;

(e) the Cumulative Net Sales since the launch of the first Product, and

(f) the relevant exchange rate conversion methodology used (in accordance with the principles set out below).

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In the case of sales of Products outside the United States, Net Sales will be:

●	expressed in the U.S. Dollar equivalent calculated on a quarterly basis in the currency of the country of sale and converted to their U.S. Dollar equivalent using the then current standard methods of the Purchaser or the applicable Sublicensee, to the extent consistent with U.S. Generally Accepted Accounting Principles (“GAAP”) and reasonably and consistently applied, and the total amount (including sales in the United States) converted from U.S. Dollars to the Euro equivalent using the closing midpoint exchange rate on the last day of the relevant calendar quarter as quoted on:

http://www.oanda.com/currency/historical-rates/

●	or expressed in Euros if the country of sale is using Euro as its currency.

Purchaser agrees that it shall, and shall cause its Affiliates and Sublicensees to, keep accurate records in sufficient detail to enable the Net Sales to be determined and upon Seller’s request, shall permit an independent, certified public accountant, selected by Sellers (by the representative designated in Section 5.10), except one to whom Purchaser has reasonable objection, to have access during ordinary business hours to such records as may be necessary for the purpose of verifying Purchaser’s Net Sales reports; provided, however, that the number of such audits by Sellers of such records shall not be more than one time per year; and further provided that the audit cost shall be borne by Sellers, unless such audit reveals an underreporting of 5% or more for any reporting period, in which case the cost of the audit shall be borne by Purchaser.

For purposes of Section 2.5, the following capitalized terms will have the corresponding meeting set forth below:

“Net Sales” means the gross amounts received on sales of Products by the Purchaser and its Affiliates and Sublicensees and Sublicensee Affiliates, to third parties, less the following deductions with respect to the sale of such Products, to the extent included in the gross amounts received for the Products and separately invoiced in the relevant invoices, and calculated on a consistent basis in accordance with Purchaser (or Affiliate or Sublicensee or Sublicensee Affiliate, as the case may be) generally accepted accounting practices:

(i) normal trade, cash and quantity discounts and other customary discounts actually given to customers in the ordinary course of business;

(ii) rebates, credits and allowances given by reason of rejections, returns, damaged or defective Product or recalls;

(iii) government-mandated rebates and any other compulsory payments, credits, adjustments and rebates actually paid or deducted;

(iv) price adjustments, allowances, credits, chargeback payments, discounts, rebates, fees, reimbursements or similar payments granted to managed care organizations, group purchasing organizations or other buying groups, pharmacy benefit management companies, health maintenance organizations and any other providers of health insurance coverage, health care organizations or other health care institutions (including hospitals), health care administrators or patient assistance or other similar programs, or to federal, state/provincial, local and other governments, including their agencies, or to wholesalers, distributors or other trade customers;

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(v) reasonable and customary freight, shipping, insurance and other transportation expenses borne by such Purchaser or its Affiliates or Sublicensees or Sublicensee Affiliates;

(vi) sales, value-added, excise taxes, tariffs, surcharges and duties, and other taxes and government charges related to the sale, delivery or use of Product (but not including taxes assessed directly against the income derived from such sale) incurred in connection with the production, sale, transportation, delivery, use, exportation or importation of Products;

(vii) amounts previously included in Net Sales of Product that are written off as uncollectible after reasonable collection efforts, in accordance with standard practices of the applicable party.

Notwithstanding anything in this Agreement to the contrary, the transfer of a Product between or among Purchaser, its Affiliates and Sublicensees will not be considered a sale for the purposes of calculating Net Sales; the first sale by Purchaser or Affiliate or a Sublicensee or Affiliate to a person that is neither Purchaser nor an Affiliate nor a Sublicensee nor an Affiliate of Sublicensee shall be the sale used to calculate Net Sales.

Disposition of Product for, or use of Product in, clinical trials or other scientific testing, as free samples, or under compassionate use, patient assistance, or test marketing programs or other similar programs or studies shall not result in any Net Sales, however if Purchaser or any of its Affiliates or Sublicensees charges for such Product, the amount billed will be included in the calculation of Net Sales.

Should any compensation other than monetary be received in consideration for any sale of Product, the fair market value thereof shall be included in the Net Sales.

In the event a Product is sold in the form of a combination product containing both a Product component and one or more other active pharmaceutical ingredients (a “Combination Product”), then the Net Sales for any such Combination Product shall be determined by multiplying the Net Sales of the Combination Product during the applicable royalty reporting period, by the fraction, A/(A+B), where A is the weighted (by sales volume) average sale price of the Product component when sold separately in finished form in the country in which the Combination Product is sold and B is the weighted (by sales volume) average sale price of the other active pharmaceutical ingredients included in the Combination Product when sold separately in finished form in the country in which the Combination Product is sold, in each case during the applicable reporting period or, if sales of both the Product component and the other active pharmaceutical ingredients did not occur in such period, then in the most recent reporting period during the preceding twelve (12) months in which sales of both occurred, if any. In the event that such average sale price cannot be determined for both the Product and all other active pharmaceutical ingredients included in the Combination Product, then the Parties will in good faith discuss and agree on a pro-rata allocation of the Net Sales that reflects the Product’s contribution to the value of the Combination Product on an equitable basis.

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“Cumulative Net Sales” means the cumulative Net Sales of all Products made by the Purchaser and Affiliates and Sublicensees since the first launch of a Product. For the avoidance of doubt, Cumulative Net Sales, for the purposes of Section 2.2(c), shall only include the cumulative Net Sales of all Products made by the Purchaser and Affiliates, but not those made by Sublicensees.

“Sublicensee” means a third party to whom Purchaser or any of its Affiliates or another Sublicensee grants a license or sublicense to any Acquired Patent(s) to develop, manufacture and commercialize any Product(s), provided that the term “Sublicensee” does not include any wholesaler or third party distributor who re-sells a Product purchased from Purchaser or any of its Affiliates or other Sublicensees or Affiliates in final finished form (but not necessarily in final packaged, and labeled form).

3. CLOSING

3.1 Closing Date. The closing of the transactions contemplated hereby (the “Closing”) shall take place when the conditions set forth in Section 3.2 and Section 3.3 are satisfied in full or waived by the Purchaser (hereinafter called “the Closing Date”) and, in no event should take place later than by Friday 12 August 2011, 12 pm CET (hereafter referred to as “Termination Date”).

If the conditions set forth in Section 3.2 and Section 3.3 are no satisfied in full or waived by the Termination Date, Parties shall be free from any further obligation hereunder except on account of (i) a prior breach of the provisions hereof and (ii) the obligations resulting from provisions relating to confidentiality.

Notwithstanding the foregoing, Purchaser may decide, before the Termination Date, to extend the Termination Date.

3.2 Documents to be delivered to the Purchaser. On the Closing Date, the following documents are being delivered by the Sellers to the Purchaser:

(a) duly executed share transfer forms (ordres de mouvement) in respect of all of the Shares in favor of such person or persons or entities as the Purchaser may specify and duly completed and executed tax forms No. 2759 (cession de droits sociaux non constatée par un acte);

(b) a certified copy of the decision of the board of directors of the Company approving the Purchaser and such other persons or entities as the Purchaser may specify as shareholder(s) of the Company;

(c) the shareholders’ accounts (comptes individuels d’actionnaires) of the Company together with the share transfer register (registre des mouvements de titres) in both cases up-to-date as of the Closing Date to record the transfers made pursuant to the share transfer forms referred to in Article 3.2(a) hereof;

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(d) the complete minute books of the board of directors (conseil d’administration) and shareholders’ meetings of the Company in all cases up to date as of the Closing Date together with the attendance book in respect of the management board meetings and the relevant attendance sheets and proxies in respect of shareholders’ meetings;

(e) a Release Agreement from each Seller in the form of Exhibit A-1 attached hereto, duly executed by such Seller, and a Release Agreement from Charlotte Dalba in the form of Exhibit A-2 attached hereto, duly executed by Mrs. Dalba;

(f) an amendment to the UPMC License Agreement in the form of Exhibit B attached hereto, duly executed by the Company and UPMC;

(g) Consulting Agreement with David Klatzmann, in the form of Exhibit C attached hereto, duly executed by the Company and David Klatzmann;

(h) Consulting Agreement with Anne-Catherine Fluckiger, being substantially in the form attached hereto as Exhibit D, duly executed by the Company and Anne-Catherine Fluckiger;

(i) the Lease Amendment signed by the landlord and the tenant thereof, in the form of Exhibit E attached hereto;

(j) evidence that the officers of the Company, whose names are set forth on Schedule 3.2(l), have resigned their respective offices;

(k) the Company shall have transferred its Rights relating to diagnostic products and services and listed in Schedule 3.2(m) to Charlotte Dalba on or prior to the Closing Date;

(l) evidence that all management warrants (the “BSPCE 2009”) and other warrants (the “BSA 2009”, and together with the BSPCE 2009, the “Warrants”) have been exercised in full by all Warrant holders, together with a certified copy of the relevant decisions from the relevant corporate bodies of the Company acknowledging the subsequent increase in share capital of the Company on account of any exercise of the Warrants;

(m) a Patent Management Agreement to be signed by Charlotte Dalba and Anne-Catherine Fluckiger to provide support and cooperation in connection with the prosecution and maintenance of patents; and

(n) Additional financial information concerning (i) “mis honorarium” in the amount of 21 477 €, (ii) payments to “related parties” dated 30 June 2011 in the total amount of 19 176 € and (iii) invoices from ENS Lyon in the total amount of 21 004 € (hereafter together referred as the “Additional Financial Documents”, providing that such Additional Financial Documents are validated and accepted in writing by the Purchaser.

3.3 Representations and Warranties are True. In addition to the requirements of Section 3.2, it shall also be a condition to the obligation of the Purchaser to consummate the transactions contemplated by this Agreement that all the representations and warranties of the Sellers contained in Section 4.1 and of the Guarantors contained in Section 4.2 shall be true and correct at Closing as though made as of the Closing. The Purchaser shall have received a certificate signed by the Indemnitors’ Agent certifying as to the matters set forth in this Section 3.3.

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3.4 Documents to be delivered to the Sellers. On the Closing Date, the Purchaser shall have provided to the Indemnitors’ Agent evidence of wire transfer made out to the order of the Indemnitors’ Agent in payment of the Closing Payment Amount.

3.5 Appointment of the Directors. At the Closing Date the Sellers shall have conducted such board and/or shareholders’ meetings of the Company as the Purchaser has requested to effect the appointment of such persons as the Purchaser may require as members of the board of directors of the Company.

4. REPRESENTATIONS AND WARRANTIES

4.1 The Sellers’ representations and warranties. Each of the Sellers represents and warrants that:

(i) it has full and valid title to those of the Shares set out across from its name in Schedule I hereto, free from any lien, charge or encumbrance or any other third party rights, and at the Closing Date such title shall be validly transferred to the Purchaser or to such person or persons as the Purchaser may specify. All the authorizations which must be obtained prior to the transfer of its Shares, in application of the Company’s statuts and the law, have been or will, at the Closing Date, have been obtained;

(ii) the execution and performance of this Agreement do not and will not conflict with or result in any violation or breach of, or any default under, any law or any of its obligation or any of them or any other agreement to which it is a party, nor is there any litigation current or pending involving it which could prevent or hinder their execution and performance of this Agreement; and

(iii) it has full power, authority and right to enter into this Agreement and to consummate the transactions contemplated hereby.

4.2 The Guarantor’ representations and warranties. Charlotte Dalba and David Klatzmann (the “Guarantors”) make the representations and give the warranties (the “Representations and Warranties”) set forth below, provided however, that David Klatzmann shall only make representations and give warranties as to Section 4.2(i) below and with respect to any other representations and warranties that relate to Company Intellectual Property and Rights:

(a) Corporate existence and capitalization of the Company.

(i) the Company is a duly organized société anonyme, validly existing under the laws of France whose registered office is at -18 rue de la Glacière, 75013 Paris, France, registered with the Commercial and Companies Registry of Paris under number 449 397 793 and whose registered capital is EUR 50,860 divided into 50,860 shares of EUR 1.00 each;

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(ii) a certified true and up-to-date copy of the Company’s statuts is attached as Schedule 4.2(a)(ii)(1) hereto; the minutes and other corporate records of the Company are accurate and up-to-date; the Company’s filings with the Commercial and Companies Registry is complete and up-to-date in all respects; the K-bis excerpt (certificate of incorporation) from the Commercial and Companies Registry of Paris regarding the Company and attached hereto as Schedule 4.2(a)(ii)(2) is true and accurate;

(iii) the Company is not in a state of insolvency or in suspension of payments (cessation des paiements) and is not and has never been subject to a court-ordered reorganization or court-ordered liquidation proceedings or any other conciliation (règlement amiable) or collective bankruptcy proceedings provided for by the Titre 1er du Livre VI of the French Commercial Code (Code de commerce). The Company was under mandat ad hoc between June 10 2010 and September 11 2010 but is no longer under mandat ad hoc and has not requested a grace period in application of Article 1244-1 of the French Civil Code;

(iv) the Company (i) has the corporate power and authority and holds all governmental and other authorizations and permits to own all of its properties and other assets and to carry on its business as it is currently being conducted, and (ii) is in material compliance with all laws and regulations to which it is subject. The Company is not in default with respect to any judgment or order of any court, arbitral tribunal or government department or agency;

(v) the Company is not directly or indirectly a member of any partnership, joint venture, economic interest group or any other organization or structure having unlimited liability and does not have any branches, agencies or permanent establishments outside of France;

(vi) the Company has not (i) held any shares in any corporation or other entity, or subscribed for such shares or (ii) exercised any mandate as board member or manager of any corporation or other entity or (iii) acted as de facto manager of any corporation or other entity.

(b) The Shares.

(i) The Shares represent all of the Company’s share capital and are fully paid in and are transferable, subject to the Board’s prior approval as set out in the Company’s by-laws;

(ii) there exists no agreement or undertaking pursuant to which any person is or could become entitled to request the issue of new shares by the Company. The Company has not issued any securities which could give rise to a capital increase or the issue of securities granting the right to any amount which the Company may distribute or voting rights or which could result in any limitation of the rights attached to the Shares, except for the Warrants, which have been exercised in full prior to the date hereof;

(iii) Sellers collectively own, beneficially and of record, 100% of the Shares. Each Seller’s ownership of the Shares is as set forth on Schedule I. No subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any Shares, is authorized or outstanding. The Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any Shares any evidences of indebtedness or assets of the Company. The Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any Shares or any interest therein or to pay any distribution in respect thereof. There is no outstanding or authorized option, warrant, share appreciation, equity-related right or similar rights with respect to the Company. All of the issued and outstanding Shares were offered, issued and sold by the Company in compliance with applicable laws.

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(c) Effects of the Transfer of the Shares.

(i) To the best of the Guarantor’s knowledge, the transfer of the Shares to or in accordance with the Purchaser’s instructions will not result in:

(A) any breach of any agreement or undertaking by the Company of the Company’s organizational documents;

(B) the violation of any legal requirements applicable to the Company or the Sellers;

(C) the violation of, conflict with, breach of, default under (whether with or without notice or the lapse of time or both), acceleration of the performance required by, or right to terminate, any contract or permit binding upon or applicable to the Company or the Sellers; or

(D) the creation of any lien on any of the Shares or on any of the assets of the Company.

(d) Financial Statements of the Company.

(i) Copies of the balance sheet, profit and loss account, and appendices of the Company as at December 31, 2010 (the “Company Balance Sheet Date”) certified by the statutory auditor of the Company (the “Financial Statements”) are annexed as Schedule 4.2(d)(i);

(ii) Unaudited copies of the balance sheet, profit and loss account, and appendices of the Company as of June 30, 2011 (the “Unaudited Financial Statements”) are annexed as Schedule 4.2(d)(ii);

(iii) the Financial Statements were prepared in the form required by relevant law and show a true, accurate and fair view of the financial situation, results and operations of the Company for the financial period ended on the Company Balance Sheet Date;

(iv) at the Company Balance Sheet Date, as applicable, the Company did not have liabilities or obligations other than those set out, or for which adequate provision has been made, in the Financial Statements;

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(v) on the Closing Date there are no liabilities of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability, other than (a) liabilities provided for in the Financial Statements and (b) liabilities which have arisen since the Company Balance Sheet Date in the ordinary course of business, which liabilities are accounted for in the Unaudited Financial Statements or are listed in Schedule 4.2(d)(v), as the case may be;

(vi) all the accounts, books and records of the Company have been fully, properly and accurately kept and completed. They give a true, complete and fair view of the financial, contractual and business situation of the Company, fixed and current assets and liabilities (actual and contingent), debtors and creditors of the Company.

(e) Payables and Receivables. The Unaudited Financial Statements contain all trade payables and accrued expenses of the Company incurred in the ordinary course of business that are currently due and owing as of the Closing Date. Any other liabilities incurred by the Company in excess of EUR 1,600 that are to the knowledge of the Company currently due and owing as of the date of this Agreement and not otherwise included in the Unaudited Financial Statements, or that are liabilities that have been incurred but are not currently due and owing and are not accounted for in the Unaudited Financial Statements are set out in Schedule 4.2(e).

(f) Taxes.

(i) The provisions for taxes and the provisions for social and parafiscal charges (including, but not limited to, social security contributions, and contributions to complementary welfare and pension schemes) which appear in the Financial Statements are sufficient for the payment of all taxes, social and parafiscal charges due or accrued at the Company Balance Sheet Date (regardless of the date of the event which is the origin of the taxes, social or parafiscal charges and regardless of the date on which payment thereof is due). The Company has filed all national, departmental and local tax and social declarations at the required time and has kept copies of the originals filed. All State, departmental and local taxes, and duties (including, but not limited to, corporation tax, value added tax, business tax, registration tax, land tax and customs duties) and all social and parafiscal charges owed by the Company or payable at the date hereof have been paid within the legal time limits;

(ii) the Company has withheld all tax and/or social or parafiscal charges to be withheld by it in respect of wages, license fees, interest or any other sum payable by it.

(g) Ownership of Assets.

(i) The Company has full and unencumbered title (by ownership or right to use) to all of its assets including its on-going business. All tangible assets (both real estate and otherwise) are properly constructed and in good condition, subject only to normal wear and tear, and have been consistently and properly maintained. None of such tangible assets is out of order or has any apparent defect which prevents or could prevent its use in the future in accordance with the purpose for which it was intended; to the best of the knowledge of the Guarantor, the Company conducts its business and uses its assets in accordance with all legal or regulatory requirements, particularly with regard to health and safety.

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(ii) The Company owns, leases or otherwise has the right to use, without charge, all tangible and intangible assets necessary for the conduct of its business as presently conducted.

(h) Leases.

(i) Attached to Schedule 4.2(h)(ii) are true, correct and complete copies of all lease agreements to which the Company is a party whether as lessor or lessee (the “Leases”), which Leases include an executed amendment (for the ENS Laboratory in Lyon property) in the form attached hereto as Exhibit D, which the lessor and the lessee accept to reduce the term to August 31, 2011 (the “Lease Amendment”);

(ii) each of the Leases of real or personal property to which the Company is a party, either as lessor or lessee, is valid and enforceable in accordance with its terms and no consent of any lessor is required to maintain such Leases in full force and effect following the transfer of the Shares as contemplated by this Agreement; and

(iii) no notice to terminate has been given to the Company in respect of any of the Leases (other than the above term on August 31, 2011 in respect of the ENS laboratory in Lyon) and to the best of the knowledge of the Guarantors the Company has not been responsible for any act or omission which could justify the lessor in terminating any such Lease.

(i) Intellectual Property.

(i) Schedule 4.2(i) contains a list of the patents and patent applications and all currently filed substitutions, divisions, continuations, continuations-in-part, re-issues, reexaminations, supplemental protection certificates and extensions and the like thereof, trademarks, trade names, domain names, websites, copyright, logos, designs, software, other intellectual property rights and any licenses thereto (hereinafter called the “Rights”) used by the Company. The Rights are owned by the Company free from any charge or encumbrance or are used pursuant to valid licenses from third parties of which details are given in Schedule 4.2(i);

(ii) the Company has not infringed, and the Company does not infringe upon, any right belonging to any third party relating to any patent, trademark, trade name, copyright, logo, design or software or any other intellectual property rights belonging to third parties;

(iii) none of the directors or employees of the Company owns, directly or indirectly, in whole or in part, any patent, trademark or other intellectual or industrial property right to which the Company has a license or which are necessary or desirable for its commercial activities as currently conducted by the Company. Notwithstanding the foregoing, Charlotte Dalba has acquired from the Company the patent referred to in Schedule 3.2(m);

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(iv) to the knowledge of the Guarantors, the Company has the unrestricted right to use its corporate name without paying any royalty to a third party;

(v) the Company has taken reasonable measures to protect the proprietary nature of the Rights, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. The Company has complied with all applicable contractual and legal requirements pertaining to information privacy and security, except for failures to comply that are not material to the Company. No complaint relating to an improper use or disclosure of, or a breach in the security of, any such information has been made or, to the Company’s knowledge, threatened against the Company. There has been no: (i) unauthorized disclosure of any third-party proprietary or confidential information in the possession, custody or control of the Company, or (ii) breach of any of the Company’s security procedures wherein confidential information has been disclosed to a third person;

(vi) Save as indicated otherwise in Schedule 4.2(i)(vi), each past or current employee of the Company and each past or current independent contractor of or consultant to the Company has executed a valid and binding written agreement expressly assigning to the Company all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s work for the Company, and all Intellectual Property rights therein, and has waived all moral rights therein to the extent legally permissible;

(vii) as of the Closing Date and to the actual knowledge of the Guarantors, no person (including any current or former employee or consultant of the Company) or entity is infringing, violating or misappropriating or has infringed, violated or misappropriated any of the Rights. The Company has never received any correspondence, written or electronic documents describing oral communications, analyses, legal opinions, complaints, claims, notices or threats concerning the infringement, violation or misappropriation of any Rights;

(viii) Schedule 4.2(i) lists each material license, covenant or other agreement pursuant to which the Company has assigned, transferred, licensed, distributed or otherwise granted any right to any Person, or covenanted not to assert any right, with respect to any past, existing or future Company Intellectual Property. The Company has not agreed to indemnify any person against any infringement, violation or misappropriation of any Rights. The Company is not a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it has licensed or is obligated to license any past, existing or future Intellectual Property to any person;

(ix) the execution and delivery of this Agreement by the Company and the Sellers, the consummation by the Company or the Sellers of the transactions contemplated hereby and the Company continuing to operate its business immediately after the Closing in the same manner as operated immediately prior to the Closing after giving effect to the consummation of the transactions contemplated hereby will not result in the breach of, or create on behalf of any third-party the right to terminate or modify, (i) any license, sublicense or other agreement relating to any Rights, or (ii) any license, sublicense and other agreement as to which the Company is a party and pursuant to which the Company is authorized to use any third-party Intellectual Property that is useful to the business of the Company, as it is currently conducted and as it is contemplated as of the date of this Agreement to be conducted, excluding currently-available, off the shelf software programs; and

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(x) the scientific and technical data contained in the documents listed as item VIII 6b and items X 1-2 and XI 1-5 in Schedule II are true and correct in all material respects, and neither the Company nor the Guarantors possesses or is aware of any other data not otherwise included therein that is inconsistent in any material respect with such scientific and technical data.

(j) Contracts.

(i) Schedule 4.2(j)(i) expressly identifies all of the contracts to which the Company is a party or by which it is bound and which (i) are for a period of more than 24 months; or (ii) provide for capital payment by the Company of an aggregate amount in excess of EUR 1,600; or (iii) contain any exclusivity commitment by, or for the benefit of, the Company; or (iv) relate to Intellectual Property or (v) contain any commitment by any party not to compete with any other; or (vi) are otherwise material to the management, development and marketing of the Company (hereinafter called “Material Contracts”);

(ii) to the best of the Guarantor’s knowledge, the Company is not in breach of any of its obligations under any Material Contract;

(iii) to the best of the knowledge of the Guarantor, all Material Contracts, whether written or verbal, to which the Company is a party represent valid and enforceable obligations. No such contract, agreement or arrangement has been entered into in violation of applicable laws or regulations, and the Company and the other contracting parties have respected their obligations thereunder. Such contracts, agreements or arrangements were entered into in the ordinary course of business, are valid, and are not liable to be declared null and void;

(iv) to the best of the Guarantor’s knowledge, the transfer of the Shares on the Closing Date will not, except as mentioned in Schedule 4.2(j)(iv), result in the accelerated maturity of any loan or guarantee agreement or any other payment to be made to any third party under any other contract or arrangement to which the Company is a party, or require the consent of any third party to the continuing effectiveness of any Company Contract;

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(v) to the best of the Guarantor’s knowledge, the execution and performance of this Agreement (i) do not and will not result in the termination of any Company Contract or any other instrument or arrangement to which the Company is a party or by which any of them may be bound or affected, (ii) do not and will not conflict with or result in any violation or breach by the Company under any Company Contract or other instrument or arrangement, and (iii) will not grant to any other contracting party the right to terminate or modify any such Company Contract or other instrument or arrangement;

(vi) the Company is not bound by any contract, commitment or other arrangement directly or indirectly with any of the Sellers or any legal entity controlled by any of them.

(k) Personnel.

(i) Set out in Schedule 4.2(k) are:

(A) a list of all the employees of the Company including their duties, the nature of the contract (indefinite or fixed term), their age, seniority and current annual remuneration (including any right to bonus, benefits in kind, profit sharing and any departure or retirement indemnities) and, for persons having an employment contract for a definite period, the date of expiration of the contract;

(B) a list of all pension benefits offered by the Company to any of its present or former employees or corporate officers all of which benefits are, except as mentioned in Schedule 4.2(k), fully funded;

(C) a list of temporary personnel, of outside collaborators and any other persons who do not have the status of salaried employees but who regularly collaborate in the operations of the Company;

(D) a list of the collective bargaining and other collective agreements applicable to the personnel of the Company (including any agreement relating to bonuses, pensions, deferred remuneration, profit sharing or share option schemes); and

(E) a list of all of the welfare and healthcare benefit contracts.

(ii) the Company has provided copies of all documents listed in clauses (i)(B) through (i)(C) above;

(iii) reserved;

(iv) there have been no strikes, lock-outs, sit-ins or other industrial action at any of the premises of the Company during the 24 months prior to the date hereof and the Sellers have no knowledge of any such industrial action being threatened or pending;

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(v) the number of full-time equivalent employees of the Company is three (3) and Company does not have (and would not have if requested by any employee) any obligation to establish or permit a Work Council (Comité d’entreprise), or to establish a profit-sharing plan for the Company’s employees;

(vi) the Company complies with the legislative and regulatory provisions applicable to representation of the employees applicable to it. The Company or its senior managers have not been the object of any inquiry or proceedings relating to the offense of hindrance of, or any proceedings resulting from a refusal to appoint or create or delay in, appointing employees representatives or creating a Workers Council, programs for employee profit-sharing, or establishment of a Hygiene and Safety Committee. The Company has filed all social declarations before the competent authorities and at the required time with respect to any person working or having worked for the Company;

(vii) the Company has respected the terms of the industry-wide conventions and collective bargaining agreements that are legally applicable to it (and of all the employment contracts they have concluded). The Company has complied with the provisions of all group insurance plans and policies, and in particular the policies concerning health, disability, death and legal retirement. None of the employees of the Company benefit from conditions that are more favorable than those provided by the collective bargaining agreement and by applicable law (droit commun). No employee or other person any longer holds any share subscription or purchase options issued by any of the Company and more generally, any right of any kind whatsoever that would enable him to purchase immediately or in the future any shares issued or to be issued by any of the Company.

(viii) the Company is not subject to any obligation of any nature whatsoever (because of the effect of law or otherwise) to make payment to any person for past services or in connection with termination of an employment contract that would not be duly covered by provisions in the Financial Statements;

(ix) none of the employees or officers of the Company benefits from provisions, in case of termination or dismissal, that would make the Company subject to payment of amounts (i) exceeding the ones provided for by law and any applicable collective bargaining agreements, or (ii) due to a “Golden Parachute” provision. None of the Company’s employees is entitled to a pension or other benefit at the time of his retirement exceeding what is provided for by law and under the applicable collective bargaining agreements;

(x) there have been no disputes during the last three complete years before the Closing Date between the Company and any of its employees (past or present), or any labor disputes with individuals which have led to a firm and final settlement agreement during such three-year period except the disputes listed in Schedule 4.2(k);

(xi) the aggregate liabilities owed by the Company on account of termination of employees who are or were employed prior to the Closing Date will not exceed EUR 85,000;

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(xii) and all of the information and facts set forth herein above and in the related Schedule 4.2 (k) are true and accurate in all respects.

(l) Insurance.

(i) The business activities of the Company and all the assets owned, leased or used by it are validly insured with reputable companies and the terms of the policies are such as would be acceptable to a prudent business person carrying on a similar business with similar assets. Brief details of the policies (copies of which have been supplied to the Purchaser) are set out in Schedule 4.2(l);

(ii) to the best of the Guarantors’ knowledge, the Company has fulfilled all of its obligations pursuant to the insurance policies, in particular with respect to the declarations of risks and claims and the payment of premiums relating to such policies. As at the date hereof Company has not received or given any notice of termination or non-renewal or received any notice from any of the relevant insurance companies of their intention substantially to increase the premiums due, or to raise the franchises or to reduce the cover provided.

(m) Environment.

(i) To the best of the Guarantors’ knowledge, the business activities of the Company have always been and are currently operated in compliance with the applicable laws and regulations in force concerning the protection of the environment;

(ii) to the best of the Guarantors’ knowledge, the Company has at all times obtained and complied with all authorizations, licenses and other approvals required by the environmental laws and regulations in force and has not received any notification from any competent body to the effect that any such authorization, license or approval has not been complied with or has been withdrawn.

(n) Litigation. There is no current litigation, arbitration, claim, administrative proceeding, administrative proceeding or investigation or any other current action or proceeding whether as plaintiff or defendant in relation to the Company or the Guarantors, and the Guarantors are unaware of any facts which might give rise to any such action or proceeding.

(o) Absence of Changes. Except as listed in Schedule 4.2(o), between the Company Unaudited Financial statements Date and the Closing Date, there has not been and will not be in relation to the Company:

(i) any declaration or payment of any dividend or any other distribution of profits or reserves, or the payment of any bonus or other amount to the Guarantors or any other Company employee or the granting of any raise to any Company employee;

(ii) any purchase or sale of securities by the Company, or any issue by the Company of shares or other securities, rights or options to purchase or subscribe shares in the Company or which are capable of granting the right to acquire or subscribe securities which represent a share in the capital of the Company;

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(iii) the assumption of an obligation or liability in excess of EUR1,600 other than current obligations or liabilities incurred in the normal course of business or liabilities accounted for in the Unaudited Financial Statements;

(iv) any guarantee surety or letter of comfort in respect of the obligations of third parties;

(v) any lien, security interest, pledge, mortgage, easement, or other charge granted over any tangible or intangible assets;

(vi) any action or event materially and adversely affecting the Company, the Business, the Company’s assets, or the Shares;

(vii) the receipt of any license fees or other prepayment for a period of more than one year;

(viii) Payment(s) made or unrecorded contingent payments related to previously received funds related to grants, awards or research collaborations other than those accounted for in the Unaudited Financial Statements.

(p) Powers of Attorney. Set out in Schedule 4.2(p) are lists showing in relation to the company the name and address of each person who has received general or special powers of attorney.

(q) Banking Facilities. Schedule 4.2(q) identifies each bank, savings and loan or similar financial institution in which the Company has an account or safety deposit box and the numbers of the accounts or safety deposit boxes maintained by the Company thereat and the names of all persons authorized to draw on each such account or to have access to any such safety deposit box facility, together with a description of the authority (and conditions thereof, if any) or each such person with respect thereto. At Closing, the Company will execute and deliver, or will cause to be executed and delivered, such additional agreements, documents and instruments and will take all such other actions to assist with the change in signing authority as requested by Purchaser.

(r) Compliance With Law. The Company is and has been, to the best knowledge of the Guarantor, in compliance with all applicable laws, rules, regulations and ordinances applicable to it; and no notice of any failure to comply with any such applicable laws, rules, regulations and ordinances have been received by the Company for the two-year period prior to the Closing Date.

(s) [ reserved ]

(t) Regulatory Matters.

(i) The Company has no knowledge (and has not been notified by a Company Partner (as defined below)) of any pending regulatory action of any sort (other than non-material routine or periodic inspections or reviews) against any of the Company or any Person that is a party to a license, development, services, contract research, commercialization, manufacturing, supply, processing, packaging, labeling, storage, testing or other arrangement with the Company (each, a “Company Partner”) by any applicable government regulatory agency or authority responsible for granting regulatory approvals, including the FDA, EMA and any corresponding national or regional regulatory authorities (“Regulatory Authority”). None of the Company or, to the Company’s knowledge, any Company Partner, has committed or permitted to exist any material violation of the rules and regulations of any Regulatory Authority with respect to its relationship with the Company which has not been cured by the Company or, to the Company’s knowledge, any Company Partner, or waived by the relevant Regulatory Authority.

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(ii) The Company has not received notice from any Company Partner of any possible or actual material interruption of supply or manufacturing capacity, shortage of raw materials, components or other manufacturing problems that would have a material effect on the subsequent development (as such development is contemplated as of the date of this Agreement) of the Company Product Candidate, nor to the Company’s knowledge do any conditions exist that reasonably could be expected to lead to such manufacturing problems.

(u) Permits. The Company has all permits, licenses, franchises, orders, permissions, consents, approvals and authorizations from governmental bodies required to conduct its business as now being conducted and that are material to the Company (the “Company Permits”). The Company is in compliance in all material respects with the terms of the Company Permits. No Company Permit shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement.

(v) Relations with Sellers.

(i) Any and all agreements between the Company and any Seller in existence at any time prior to the Closing Date, as well as any and all obligations or liabilities of the Company to any of the Sellers or to any former shareholder, director or employee of the Company, have been fully discharged and/or terminated or settled prior to the Closing Date and there is no material obligation or liability of the Company to the above parties (or any material right or claim of said above parties against the Company, whether for monies or otherwise) that shall survive the Closing Date.

(ii) In particular, except as set forth in Schedule 4.2(v), no director or legal representative of the Company (in office as at the Closing Date or prior to that date) ever derived any compensation from his or her office as director and no director or legal representative is entitled, after the Closing Date, to any such compensation in relation to his or her office or the conditions under which said office was carried out or, where applicable, terminated.

(w) Due Diligence. Schedule II sets forth a list of all materials provided by the Company to the Purchaser in response to due diligence requests by the Company.

(x) General. All of the information contained in this Agreement, including the recitals and the Schedules hereto, is complete and accurate in all material respects.

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4.3 Sellers’ Liability. The Sellers recognize and accept that the Purchaser has entered into this Agreement in reliance on the Representations and Warranties given, as the case may be, by the Sellers or by the Guarantors.

5. INDEMNIFICATION

5.1 Sellers’ undertaking. Subject to Section 5.3(d) below, the Sellers undertake, severally but not jointly (conjointement mais non solidairement), to indemnify (each an “Indemnitor” and collectively, the “Indemnitors”) the Purchaser or the Company, as applicable, by way of reduction in the Price (including by way of offset of any Contingent Payments in accordance with Section 5.6) or, and if the Purchaser in its absolute discretion so wishes, by making good and holding harmless the Company for the full amount of any damage, loss, liability or expense of any kind, including reasonable legal and court fees and settlement amounts (“Damage”) which results from (i) any inaccuracy, error or omission in the Representations and Warranties set forth in Section 4 having its origin or cause in an event, fact or transaction prior to the Closing Date or (ii) any failure of the Sellers to perform their obligations hereunder (a “Claim”), in each case subject to Section 5.3.

5.2 Absence of Indemnitors’ liability. the Indemnitors shall not be liable to the Purchaser pursuant to Article 5.1:

(a) except for employment liabilities, in respect of any single items of Damage of a value of less than EUR1,600 and any such items of Damage shall not be taken into account for the purpose of determining whether or not the threshold referred to in Article 5.2(b) has been reached; and

(b) except for employment liabilities, unless the aggregate Damage claimed in accordance with Article 5.3 (excluding that referred to in Article 5.2(a)) exceeds the sum of EUR 25,000 (which will be a franchise) and then only in respect of such excess; and

(c) for any amount in excess of the Price (including any Contingent Payments) then paid to the Indemnitors on or before the date of a Claim, provided that if no Claim has been made by the Purchaser on or prior to June 30, 2012, except for employment liabilities, this limitation of liability will be reduced to thirty percent (30%) of the Price (including any Contingent Payments) then paid to the Indemnitors on or before the date of a Claim;

(d) in respect of Damage to the extent that it was recorded or provisioned in the Financial Statements and Unaudited Financial Statements at the date of their establishment.

5.3 Limitations to the indemnification of the Damages. In determining the amount to be borne by the Indemnitors on the basis of a Claim for an alleged Damage, it is specified that:

(a) any tax, custom or employment reassessment which seeks, as a sole result, the transfer of a tax, custom or employment charge from one fiscal period to another fiscal period, shall only give rise to indemnification to the extent of the amount of the fees or penalties by reason thereof;

(b) Damages for the Company shall be calculated based on their amounts net of any final reductions of the tax burden (including the amount of any tax savings or VAT savings as a result of occurrence of the Damage) and net of the impact of any taxes and charges that such reductions may entail for the Company, provided tax reductions have become legally certain, usable and irrevocable for the Company;

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(c) a reduction in assets or increase in liabilities shall not be taken into consideration to the extent refunded pursuant to an insurance policy or reimbursed or compensated by a third party;

(d) each Indemnitor is only liable for the amount of the Damage being indemnified pursuant to this Agreement, up to its pro rata portion of the Purchase Price set forth in Schedule I;

(e) If the same facts, events or circumstances give rise to the breach or inaccuracy of more than one warranty, such facts, events or circumstances shall give rise to full single indemnification but shall not give rise to indemnification more than once;

(f) The Indemnitors shall have no liability in respect of a Damage to the extent that it occurs or is increased as a result of:

(i) legislation not in force at the date of this Agreement including, without limitation, any legislation taking effect retrospectively; or

(ii) changes (effected by the Company or the Purchaser after the date hereof) in the accounting bases upon which the Company or the Purchaser value their respective assets or liabilities.

(g) [ reserved ]

5.4 Insurance Coverage for Certain Damages. The Purchaser undertakes to claim, and shall procure that the Company claims, under any applicable insurance policy in respect of any Damage for which indemnification is sought and seek recovery in accordance with the terms of such insurance policy.

5.5 Claim period. Except for Claims in respect of fiscal, parafiscal or social security matters which may be made up to thirty (30) days after the expiry of the relevant legal prescription period, or Claims for fraud, for which there is no time limit, any Claim for indemnification pursuant to Article 5.1 must be made not later than two years following the Closing Date by notice in writing to the Indemnitors’ Agent in accordance with Article 10 hereof. Such notice (a “Notice of Claim”) shall give full details of the relevant facts and an estimate (or the final figure when known) of the Damage.

5.6 Set Off.

(a) The Purchaser shall be entitled to retain and set off against the Contingent Payments the aggregate amount of Damages the Purchaser is entitled to pursuant to Section 5.1 (but only to the extent of the Claim) and may retain from the Contingent Payments the aggregate amount of Damages for which indemnification is being sought under Section 5.1 (but only to the extent of the Claim) pending resolution of such Claim.

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(b) The Purchaser will be obligated to release any Contingent Payments retained pending resolution of an indemnification Claim within the next three (3) days immediately following the date on which the Claim is reduced by (i) an agreement between the Parties or a settlement agreement between the Parties is executed, or (ii) the issuance of a final, enforceable arbitral decision or a final enforceable decision of a court.

(c) To the extent permitted by law, any payment made by, or offset applied against, Indemnitors pursuant to this Article 5 shall be treated on the parties’ tax returns as an adjustment to the Price for all tax purposes.

5.7 Third party claims. In the event that any Damage results from a demand or claim made by a third party, the Notice of Claim shall be given not later than fifteen (15) days from the date of the Purchaser becoming aware of the same. Such Notice of Claim shall be reduced to ten (10) days in the event of receipt of a notice for which a mandatory time limit applies such as a tax or employment-related notice. The Indemnitors’ Agent, or its counsel, shall have access to all relevant books and other documents of the Company concerning such a demand or claim, and these shall be made available at the registered office of the Company or any other place mutually agreed upon, subject to reasonable notice, and for a reasonable period. The Purchaser and the Company shall direct the defense of the proceedings. The Indemnitors’ Agent shall have the right, at its own expense, to join in the defense or the conclusion, by way of settlement or amicable agreement of any such demand or claim. The Purchaser and the Company shall alone have the power to settle, negotiate or otherwise conclude all matters concerning such demands or claims provided that the Purchaser shall act and shall procure that the Company shall act in a reasonable manner (in the light of the commercial interests of the Company) without regard to the fact that they may be able to claim an indemnity for Damage from the Indemnitors. Failure by the Purchaser to comply with the twenty (20) day Notice of Claim period will only reduce the Indemnitors’ indemnification obligations under this Article 5 to the extent of the damage actually suffered by the Indemnitors as a direct result of such failure. In the event that the Indemnitors’ Agent have manifested its intent to participate in the defense or settlement of the Claim and if such Claim covers both events having occurred during the period covered by the Agreement and during a period not covered thereunder, in case of conflict between the Parties in defending their respective interests with respect to the Claim, they undertake to make their best endeavors to agree on a common strategy for their defense. Failing agreement between the Parties, each of the Parties shall ensure, alone and without any interference by the other Party, the defense of its interests for the period concerning it.

5.8 Procedure for the response by the Indemnitors’ Agent. The Indemnitors’ Agent shall have a maximum of thirty (30) days following receipt of a Notice of Claim pursuant to Article 5.1 to notify the Purchaser of its acceptance of the Claim or else its complete or partial opposition to the Claim (the “Opposition”), including by way of a protective opposition, while waiting for additional information. This period shall, however, be reduced to ten (10) days in the event of receipt of a Notice of Claim for which a mandatory time limit applies such as for a tax or employment-related notice.

If the Purchaser does not receive, within the imparted time period, any response on the part of the Indemnitors’ Agent, the latter shall be deemed to have fully accepted it. It is expressly agreed that an Opposition notified by the Indemnitors’s Agent entails Opposition by all of the Indemnitors.

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In the event the Indemnitors’ Agent notify the Purchaser of an Opposition to a Claim within the imparted time periods (or after the end of the initial 30-day Notice of Claim period, as the case may be), the Purchaser and the Indemnitors shall have a period of thirty (30) days as of the date of receipt of such Opposition by the Purchaser in which to reach an amiable agreement concerning the nature and the amount of the relevant Claim. At the end of this period, failing agreement between the Purchaser and the Indemnitors, the dispute shall be settled pursuant to the provisions of Article 11.2.

5.9 Payment. In the event of a dispute concerning a Claim, the payability of the Indemnity shall result:

(i) from the express agreement of the Indemnitors, or

(ii) from a settlement agreement between the Parties with respect to the Claim(s), concluded in accordance with Article 2044 of the Civil Code, or

(iii) from the service, as the case may be, of an enforceable arbitral decision (sentence arbitrale exécutoire) or of an enforceable decision of a court (jugement exécutoire) or the execution of a settlement agreement concluded in accordance with Article 2044 of the Civil Code:

-	in the event of litigation with a third party concerning the validity of its claim with respect of the Company, the Indemnitors shall only be required to indemnify the Purchaser as and when the latter and/or the Company are/is required by an enforceable arbitral decision or of an enforceable decision of a court to pay the corresponding amounts to such third parties. In the event of litigation with any authority whatsoever, the Indemnitors shall have the possibility of opposing payment thereof provided they constitute the necessary guarantees themselves so as to obtain a stay of payment until such time as a final decision is made;
-	in the event of litigation with the Indemnitors’ Agent concerning the validity of a Purchaser’s Claim.

5.10 Appointment of a joint representative of the Indemnitors for implementation of the guarantee. The Indemnitors agree on the need (i) to simplify the payment by the Purchaser of the Closing Payment and Contingent Payments and (ii) to reach a common position should they wish to participate in any discussions, negotiations and proceedings in connection with this Agreement or its implementation, including, without limitation, disposition of any Claim arising under Section 5.

In that aim, the Indemnitors hereby initially appoint as their representative, for the term of this Agreement, Mrs. Charlotte Dalba (hereinafter the “Indemnitors’ Agent”), who accepts, to represent the Indemnitors in their dealings with all third parties for the purposes of implementation of this Agreement and, in particular, with the Purchaser and the Company, as well as in any amiable or litigation proceedings liable to result in implementation hereof.

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The Indemnitors’s Agent shall inform its principals of the status of any pending Claim for Damage and proceedings. The position expressed and the decisions taken and communicated by the Indemnitors’ Agent or by the advisor appointed by the latter shall be relied upon by the Purchaser and the Company as if expressed and communicated by the principals, and any agreements, waivers, or other decisions taken by the Indemnitors’ Agent shall be enforceable by the Purchaser and the Company against the principals.

The Indemnitors’ Agent shall be solely authorized to represent its principals in all amiable and litigation proceedings arising hereunder. However, in the event that the Indemnitors’ Agent has not fulfilled its obligations with respect to the Indemnitors, the Indemnitors reserve the right to personally intervene in any and all such proceedings.

The Sellers hereby acknowledge that they have appointed the Indemnitors’ Agent as sole agent to receive and distribute funds to each Seller in accordance with Section 2.1 and Section 2.2 of this Agreement. Purchaser is hereby relieved from any liability to any person for any acts done by it in accordance with such disbursement of funds by the Indemnitors’ Agent.

The Indemnitors ‘Agent may be replaced by a majority in number of the Indemnitors during the term of this Agreement, in which case the new Indemnitors’ Agent will notify the Purchaser of his appointment, together with a written and indisputable evidence of such appointment.

6. COVENANTS

6.1 Non-Competition, Non-Solicitation and Non-Disclosure.

(a) In order to induce the Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, Charlotte Dalba and David Klatzmann hereby severally but not jointly covenant and agree as follows:

(i) Such Seller shall not for a period beginning on the date hereof and ending within eighteen months of the date hereof (the “Non-Competition Period”), directly, indirectly, or in concert with any other Person (including those Persons in actual competition with Purchaser or the Company on the Closing Date) (A) acquire or have any interest in, whether as a proprietor, partner, co-venturer, financier, or investor, any Person that directly or through a controlled Affiliate, offers, solicits, provides, or engages in the Business; or (B) be employed by or serve as director, officer, agent, representative, or consultant to any Person that directly or through a controlled Affiliate, offers, solicits, provides, or engages in the Business, provided, however, that (A) such Sellers can engage solely in academic research that is not conducted for commercial purposes in relation with the Business and (B) Mrs. Charlotte Dalba can run, finance and manage a company which will be engaged in the business of using eVLP Technology for the purpose of developing and commercializing diagnostic and/or vaccine development tools, subject to the limitations specified in Schedule 3.2(m).

(ii) Such Seller shall not, during the Non-Competition Period, directly, indirectly, or in concert with any other Person (including those Persons in actual competition with the Purchaser or the Company on the Closing Date), whether as a proprietor, partner, co-venturer, financier, investor, director, officer, employer, employee, agent, representative, consultant or otherwise request, induce, or attempt to induce any third party to terminate its relationship with the Company or any of its Affiliates (including the Purchaser).

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(iii) Such Seller shall not, during the Non-Competition Period, directly, indirectly, or in concert with any other Person (including those Persons in actual competition with the Purchaser or the Company on the Closing Date), whether as a proprietor, partner, co-venturer, financier, investor, director, officer, employer, employee, agent, representative, consultant or otherwise solicit (directly or indirectly, individually or in connection with any new employer or other business partner) any individual who accepts continuing employment with the Company or the Purchaser following the Closing; provided, however, the foregoing restrictions shall not apply to any employee who has been terminated after the Closing.

(iv) Such Seller shall not, during the Non-Competition Period, directly or indirectly disparage the Purchaser, the Company or any of their Affiliates, or any of their respective products or service, or any of their respective officers, directors, employees, shareholders or members.

(b) Nothing contained in Section 6.1(a) above shall be deemed to prevent such Seller from acquiring through market purchases and owning, solely as an investment, less than two percent (2%) in the aggregate of any publicly-traded equity securities.

(c) Such Seller acknowledges and agrees that the covenants provided for in Section 6.1 are reasonable and necessary in terms of time, area and line of business to protect the Purchaser’s, the Company’s or their Affiliates’ trade secrets. Such Seller further acknowledges and agrees that such covenants are reasonable and necessary in terms of time, area and line of business to protect the legitimate business interests of the Purchaser and its Affiliates, which include its interests in protecting the Purchaser’s, the Company’s or their Affiliates’ (i) valuable confidential business information, (ii) substantial relationships with third parties throughout the world, and (iii) goodwill associated with the ongoing business of the Purchaser, the Company or their Affiliates. Such Seller expressly authorizes the enforcement of the covenants provided for in Section 6.1 by (A) the Purchaser, the Company or their Affiliates, (B) the Purchaser’s permitted assigns, and (C) any successors to the Purchaser, the Company or their Affiliates or the Purchaser’s, the Company or their Affiliates business. The Parties agree that they have attempted to restrict such Seller’s activities to a reasonable degree appropriate to protect the interests of the Purchaser and the Company although they agree that others may disagree about this determination. Therefore, the Parties agree that a court or other trier of fact may modify and enforce these restrictions to the minimum extent deemed necessary to be found reasonable. If a court declines to modify and enforce this Agreement as provided above, the Parties agree that this Agreement will be automatically modified to provide the Purchaser with the maximum protection of its business interests allowed by law and the Sellers agree to be bound by such Agreement as modified; but in no event shall the Purchaser be entitled to greater rights than it has under this Agreement.

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6.2 Employment undertakings

In order to induce the Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, Sellers hereby severally but not jointly covenant and agree as follows:

As from the date of signing of this Sale and Purchase Agreement, considering the termination of the Lease Amendment as of 31 August 2011, Sellers will do their best efforts to take all appropriate decisions in relation to the employees of the Company, and to propose to each of them a negotiated termination of their employment agreements and, alternatively, should such negotiated termination not be followed by the considered employees, to terminate their employment agreements.

The Sellers will be solely responsible for advising on the best way to proceed with the above undertakings for each employee and will send the Purchaser with their written recommendations thereto following the date of signing of this Sale and Purchase Agreement.

The Sellers shall provide to Purchaser all employment liability information in connection with the employment of the Company employees. The Sellers warrants the accuracy and completeness of the employee liability information supplied or to be supplied by them in all material respects.

7. ASSIGNMENT

7.1 Personal contract. This Agreement is personal to the parties and cannot be assigned by any of them except that subject to a twenty (20) days prior notice in writing to the Indemnitors’ Agent (i) the Purchaser may assign its rights and liabilities hereunder by way of an amalgamation, merger-demerger or apport-partiel d’actif, or the transfer of all or part of the assets and liabilities of any of the Company or the Purchaser to an Affiliate, and for all purposes of this Agreement the term “Affiliate” shall mean any company which, directly or indirectly, controls or is controlled by or is under the same control as the Purchaser (or, if the context so indicates, another relevant corporate entity) and the term “control” shall mean the ability to exercise or to procure the exercise, directly or indirectly, of at least fifty per cent (50%) of the voting shares of a company and (ii) the Purchaser may assign its rights and liabilities hereunder to any entity that acquires all or substantially all of the rights into the eVLP technology from the Purchaser, in each case subject to such assignment being in accordance with applicable law. For the avoidance of doubt, the Parties agree that the Purchaser will remain liable to the Sellers for the payment of each and any amount which may be due and owed to them under this Agreement at the time of any such assignment.

7.2 Death or incapacity. In the event of the death or permanent mental incapacity of one or more of the Sellers or the Guarantor, this Agreement shall be binding on his heirs and successors.

8. EXPENSES

Each of the parties shall bear all the costs and expenses incurred by it in connection with this Agreement and its execution including, but not limited to, the fees and disbursements of any counsel, independent accountant or any other person whose services may have been used by said party in relation hereto.

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9. CONFIDENTIALITY

9.1 Confidentiality of the transaction. The Sellers and the Purchaser undertake to hold in confidence and not to disclose to third parties (except to their professional advisors and, in the case of the Purchaser, to any of its associated companies as defined in Article 7.1) without the prior written consent of the other the terms and conditions of the transaction contemplated hereby.

9.2 Announcements. All announcements by or on behalf of the parties hereto relating to the transaction contemplated hereby shall be in terms agreed by the parties except that the Purchaser shall be entitled to make such announcement as may be required by any law applicable to Purchaser.

9.3 Obligations of the parties. If for any reason the transaction contemplated hereby is not completed, the obligations of the parties pursuant to this Article 9 will remain in force for a period of three years from the date hereof.

10. NOTICES

10.1 Provision of notice. Any notice required to be given hereunder shall be validly given if sent by DHL (or equivalent overnight courier service) or registered letter (with return receipt requested) or by fax, confirmed by such registered letter, or by hand delivery against written acknowledgement of receipt to the addresses of the parties.

Notices shall be effective as of the date of receipt.

10.2 Authority to accept and provide notices. The Sellers irrevocably confer on the Indemnitors’ Agent, who accepts, the authority to (i) accept notices, (ii) provide notices to Purchaser, and (iii) provide payment instructions to Purchaser, on behalf of all of them and notice given to the Indemnitors’ Agent shall be deemed to be notice to all of them. It is each of the Sellers’ sole responsibility to notify Mrs. Charlotte Dalba of any change in contact information (e.g., address, phone number, and email address). The Indemnitors’ Agent will not incur any liability whatsoever for its inability to provide notices to any Seller because such Seller failed to provide updated contact details in a timely manner.

11. CHOICE OF LAW AND JURISDICTION

11.1 Choice of law. This Agreement shall be governed by and construed in accordance with French law.

11.2 Jurisdiction. All disputes arising out of or in connection with the present contract shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by a single arbitrator appointed in accordance with the said Rules, with each party to bear his, her or its own costs and attorneys’ fees. The arbitration shall take place in Paris and be held in English.

12. WAIVERS

The failure by any party hereto promptly to avail itself in whole or in part of any right, power or privilege to which such party is entitled pursuant to the terms of this Agreement shall not constitute a waiver of such right, power or privilege which may be exercised at any time. To be valid, waiver by any party hereto of any such right, power or privilege must be in writing and notified to the other parties as provided herein.

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13. HEADINGS

The descriptive words or phrases at the head of the Articles are inserted only as a convenience and for reference purposes, and are not intended to in any way define, limit or describe the scope or intent of the Articles which they precede.

14. WHOLE AGREEMENT

This Agreement constitutes the entirety of the agreement between the parties with regard to the subject matter hereof and supersedes any previous agreement or agreements whether verbal or written with regard thereto.

[Remainder of Page Intentionally Left Blank.]

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PURCHASER:	COMPANY:

For and on behalf of Variation Biotechnologies, Inc.	For and on behalf of Epixis SA

By:	/s/ Adam Buckley	By:	/s/ Charlotte Dalba
	Adam BUCKLEY		Charlotte DALBA
Title:		Title:	Président Directeur general
Date:	18 July 2011	Date:	18 July 2011

SELLERS:

	/s/ Charlotte Dalba	pp	/s/ Charlotte Dalba
Name:	Charlotte DALBA	Name:	Jean-Baptiste BRUNET
Date:	18 July 2011	Date:	18 July 2011

	/s/ David Klatzmann	pp	/s/ Charlotte Dalba
Name:	David KLATZMANN	Name:	Ida CHENEAU
Date:	18 July 2011	Date:	18 July 2011

pp	/s/ Charlotte Dalba	pp	/s/ Charlotte Dalba
Name:	Laurence GARNIER	Name:	François-Loïc COSSET
Date:	18 July 2011	Date:	18 July 2011

pp	/s/ Charlotte Dalba	pp	/s/ Charlotte Dalba
Name:	Frédéric TANGY	Name:	Damien SALAUZE
Date:	18 July 2011	Date:	18 July 2011

pp	/s/ Charlotte Dalba	pp	/s/ Charlotte Dalba
Name:	Philippe MOINGEON	Name:	Hans WIGZELL
	Date: 18 July 2011	Date:	18 July 2011

INDEMNITORS’ AGENT

/s/ Charlotte Dalba
Name:	Charlotte DALBA
Date:	18 July 2011
“Bon pour acceptation de pouvoirs”

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